UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 24)1

Biglari Holdings Inc.
(Name of Issuer)

Common Stock, $.50 Stated Value
(Title of Class of Securities)

857873103
(CUSIP Number)

Sardar Biglari
Biglari Capital Corp.
17802 IH 10 West, Suite 400
San Antonio, Texas  78257
(210) 344-3400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 857873103

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 365,578
	8	SHARED VOTING POWER 7,475
	9	SOLE DISPOSITIVE POWER 365,578
	10	SHARED DISPOSITIVE POWER 7,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,053
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873103

1	NAME OF REPORTING PERSON The Lion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 333,077
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 333,077
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873103

1	NAME OF REPORTING PERSON Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 333,077
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 333,077
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873103

1	NAME OF REPORTING PERSON The Steak n Shake 401(k) Savings Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 997
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 997
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 857873103

1	NAME OF REPORTING PERSON The Steak n Shake Non-Qualified Savings Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 485
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 485
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 485
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 857873103

1	NAME OF REPORTING PERSON Philip L. Cooley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,475
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873103

The following constitutes Amendment No. 24 (“Amendment No. 24”) to the Schedule 13D filed by the undersigned.  This Amendment No. 24 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 31,019 Shares owned directly by Sardar Biglari is approximately $11,411,739.  The Shares owned directly by Sardar Biglari were acquired with his personal funds.

The aggregate purchase price of the 333,077 Shares owned directly by the Lion Fund is approximately $92,450,366.  Of the Shares owned directly by the Lion Fund, 21,723 Shares were received in the Lion Fund’s capacity as a stockholder of WSC pursuant to a special dividend by WSC payable to stockholders of WSC on a pro-rata basis, for no consideration, in accordance with the terms of that certain merger agreement, dated October 22, 2009, by and between WSC and the Issuer (the “Special Dividend”), 758 Shares were contributed to the Lion Fund by Western Acquisitions, and the remaining Shares were acquired with the working capital of the Lion Fund.

The aggregate purchase price of the 997 Shares held under the 401(k) Plan is approximately $376,814.

The aggregate purchase price of the 485 Shares held under the Non-Qualified Savings Plan is approximately $198,681.

The aggregate purchase price of the 6,661 Shares owned directly by Philip L. Cooley and the 814 Shares owned directly by Philip L. Cooley’s spouse, Sandy Cooley, who shares the same business address as Philip L. Cooley, which he may also be deemed to beneficially own, is approximately $1,525,575.  Of the 7,475 Shares beneficially owned by Philip L. Cooley, 6,151 Shares were acquired with Philip L. Cooley’s personal funds, 814 Shares were acquired with his spouse’s personal funds, 25 Shares were acquired with the working capital of BCC and subsequently gifted to Philip L. Cooley, 330 Shares were received pursuant to the Special Dividend and 155 Shares were awarded to Philip L. Cooley in his capacity as a director of the Issuer pursuant to the Issuer’s 2008 Equity Incentive Plan.

Item 5.	Interest in Securities of the Issuer.

Item 5(a-c) is hereby amended and restated to read as follows:

(a-c) The aggregate percentage of Shares reported owned by each person named herein is based upon 2,065,586 Shares outstanding, which is the number of Shares outstanding as of November 14, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 24, 2014 filed with the Securities and Exchange Commission on November 24, 2014.

As of the close of business on January 9, 2015, Sardar Biglari owned directly 31,019 Shares, constituting 1.5% of the Shares outstanding.

As of the close of business on January 9, 2015, the Lion Fund owned directly 333,077 Shares, constituting approximately 16.1% of the Shares outstanding.  By virtue of their relationships with the Lion Fund discussed in further detail in Item 2, each of BCC and Sardar Biglari may be deemed to beneficially own the Shares owned by the Lion Fund.

CUSIP NO. 857873103

As of the close of business on January 9, 2015, 997 Shares were held under the 401(k) Plan, constituting less than 1% of the Shares outstanding.  By virtue of his relationship with the 401(k) Plan discussed in further detail in Item 2, Sardar Biglari may be deemed to beneficially own the Shares held under the 401(k) Plan.

As of the close of business on January 9, 2015, 485 Shares were held under the Non-Qualified Savings Plan, constituting less than 1% of the Shares outstanding.  By virtue of his relationship with the Non-Qualified Savings Plan discussed in further detail in Item 2, Sardar Biglari may be deemed to beneficially own the Shares held under the Non-Qualified Savings Plan.

As of the close of business on January 9, 2015, Philip L. Cooley beneficially owned 7,475 Shares, constituting less than 1% of the Shares outstanding, consisting of 814 Shares owned directly by Philip L. Cooley’s spouse that Philip L. Cooley may be deemed to beneficially own and 6,661 Shares Philip L. Cooley owns directly.  Sardar Biglari shares with Philip L. Cooley the power to vote and dispose of the Shares beneficially owned by Philip L. Cooley and therefore Sardar Biglari may also be deemed to beneficially own such Shares.

An aggregate of 373,053 Shares, constituting approximately 18.1% of the Shares outstanding, are reported by the Reporting Persons in this statement.

Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 23 to the Schedule 13D.  All of such transactions were effected in the open market, unless otherwise noted.

By virtue of his relationships with the other Reporting Persons discussed in further detail in Item 2, Sardar Biglari may be deemed to have the sole power to vote and dispose of the Shares beneficially owned by the Reporting Persons, other than the Shares held under each of the 401(k) Plan and the Non-Qualified Savings Plan and the Shares beneficially owned by Philip L. Cooley.  Sardar Biglari has sole power to direct the voting of the Shares held under each of the 401(k) Plan and the Non-Qualified Savings Plan.  Sardar Biglari shares with Philip L. Cooley the power to vote and dispose of the Shares beneficially owned by Philip L. Cooley.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

CUSIP NO. 857873103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2015	THE LION FUND, L.P.

	By:	Biglari Capital Corp. General Partner

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

THE STEAK N SHAKE 401(K) SAVINGS PLAN

By:	Steak n Shake Operations, Inc. Plan Sponsor

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

THE STEAK N SHAKE NON-QUALIFIED SAVINGS PLAN

By:	Steak n Shake Operations, Inc. Plan Sponsor

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI Individually and as Attorney-In-Fact for Philip L. Cooley

CUSIP NO. 857873103

Schedule A

Transactions in the securities of the Issuer Since the Filing of Amendment No. 23

Class of Security	Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

THE LION FUND, L.P.
Common Stock	1,929	$364.6540(1)	12/22/14
Common Stock	1,731	$372.3134(2)	12/23/14
Common Stock	1,832	$375.2238(3)	12/24/14
Common Stock	2,000	$383.1971(4)	12/26/14
Common Stock	1,947	$390.2905(5)	12/29/14
Common Stock	1,970	$389.9164(6)	12/30/14
Common Stock	1,966	$399.6669(7)	12/31/14
Common Stock	1,902	$404.8402(8)	01/02/15
Common Stock	2,147	$408.6892(9)	01/05/15
Common Stock	2,094	$403.2949(10)	01/06/15
Common Stock	2,170	$403.2511(11)	01/07/15
Common Stock	2,200	$407.9699(12)	01/08/15
Common Stock	2,143	$405.0876(13)	01/09/15

(1)
This price reported is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $360.01 to $367.00.  The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes 1 through 13.

(2)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $362.21 to $377.00.
(3)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $371.78 to $380.00.
(4)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $374.62 to $389.97.
(5)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $383.00 to $392.00.
(6)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $385.361 to $392.00.
(7)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $391.47 to $403.00.
(8)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $400.00 to $406.99.
(9)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $400.81 to $412.00.
(10)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $394.85 to $412.66.
(11)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $397.51 to $408.80.
(12)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $402.44 to $416.27.
(13)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $397.10 to $410.99.